SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                             Omega Worldwide, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    68210B108
                                    ---------
                                 (CUSIP Number)

                                Todd P. Robinson
                            2307 Princess Ann Street
                        Greensboro, North Carolina 27408
                            Telephone: (336) 286-2087
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With copies to:

                            Barney Stewart III, Esq.
                             Moore & Van Allen, PLLC
                        100 North Tryon Street, Floor 47
                      Charlotte, North Carolina 28202-4003

                                November 5, 1999
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.: 68210B108

------------------- --------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    TODD P. ROBINSON
                    ###-##-####
------------------- --------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]

                                                                                  (b)  [ ]
------------------- --------------------------------------------------------------------------------------------------
        3           SEC USE ONLY
------------------- --------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS

                    PF
------------------- --------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                    TO ITEM 2(d) OR 2(e)                                               [ ]
------------------- --------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION

                    UNITED STATES
------------------- --------------------------------------------------------------------------------------------------
 NUMBER OF SHARES       7       SOLE VOTING POWER
                                1,211,457
                    ----------- --------------------------------------------------------------------------------------
   BENEFICIALLY         8       SHARED VOTING POWER
     OWNED BY
                    ----------- --------------------------------------------------------------------------------------
  EACH REPORTING        9       SOLE DISPOSITIVE POWER
                                1,211,457
                    ----------- --------------------------------------------------------------------------------------
PERSON WITH             10      SHARED DISPOSITIVE POWER
------------------- --------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,211,457
------------------- --------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
------------------- --------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.88%
------------------- --------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON

                    IN

------------------- --------------------------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 2 to the Schedule 13D amends and supplements Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on April 21, 1999 (the "Amended Statement"). The class of equity securities to which the Statement relates is the common stock, par value $0.01 per share ("Common Stock"), of Omega Worldwide, Inc. (the "Issuer"), a Maryland corporation, with principal offices located at 900 Victors Way, Suite 345, Ann Arbor, Michigan 48108.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) Todd P. Robinson

         (b) 2307 Princess Ann Street, Greensboro, North Carolina  27408

         (c) Self-employed private investor

         (d) Mr. Robinson has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Robinson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Since the filing of Amendment No. 1 to Schedule 13D, Mr. Robinson has expended $108,800.00 of his personal funds to purchase additional shares of the common stock. None of these purchases occured during the past sixty days.

ITEM 4.  PURPOSE OF TRANSACTION

         Mr. Robinson acquired and holds shares of the Common Stock for investment and to take such actions as he deems appropriate to enhance the value of his investment. In this regard, Mr. Robinson:

         (a) may, if permitted by the Issuer's Board of Directors under the terms of the Issuer's Rights Plan, acquire additional shares of the Common Stock through open market or privately negotiated transactions, or may dispose of some or all of his shares of Common Stock in open market or negotiated transactions;

         (b) may seek to acquire the Issuer for cash and/or other consideration in a negotiated transaction approved by the Issuer's Board of Directors or, if such a transaction is not feasible, may seek to acquire all or a majority of the Issuer's Common Stock through a cash tender offer.

         (c) may seek to encourage an extraordinary corporate transaction involving the sale of the Issuer through a merger or other acquisition transaction with another financial services institution, or the liquidation of the Issuer, or corporate transactions to enhance the value of the Issuer's investment in Principal Healthcare Finance Limited and Principal Healthcare Finance Trust;

         (d) may propose or support, alone or together with other shareholders, candidates for election as directors of the Issuer, including candidates to replace some or all of the existing directors of the Issuer, and to seek, alone or in conjunction with other shareholders, changes in some or all of the senior management of the Issuer, including, if deemed appropriate by Mr. Robinson, the commencement of a proxy contest in connection with the election of directors at the Issuer's next annual meeting of shareholders;

         (e) may propose or support reductions in the Issuer's overhead and administrative expenses and reductions in the Issuer's effective tax rate attributable to its overseas and United States investments and operations;

         (f) may propose or support changes in the Issuer's Articles of Incorporation and Bylaws that are designed to hinder, delay or impede the acquisition of control of the Issuer, including provisions that: (i) currently prevent shareholders from calling a special meeting of the shareholders; (ii) establish a staggered Board of Directors; (iii) require advance notice of nominees for director positions and proposals by stockholders for presentment at shareholders' meeting; and (iv) prohibit shareholders from removing directors without cause; and may propose or support amendments to or the redemption of the Issuer's Rights Plan.

         (g) as indicated above, may propose an acquisition transaction or tender offer, or may propose or support a "going private" transaction, any of which could result in the termination of the registration of the Common Stock under Section 12(g)(4) of the Act and the cessation of quotations of the Common Stock on the NASDAQ National Market; and

         (h) may encourage, propose or support the formation of a special committee of shareholders to serve as an advisory body to the Board of Directors to aid and assist in maximizing shareholder value.

         Except as set forth above, Mr. Robinson has no other plans or proposals relating to the information required to be disclosed in subparagraphs (a) through (j) of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Mr. Robinson beneficially owns 1,211,457 shares, or 9.88%, of the issued and outstanding shares of Common Stock, based upon information provided in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June
30, 1999.

         (b) Mr. Robinson holds sole voting and investment power with respect to the shares of Common Stock beneficially owned by him.

         (c) Mr. Robinson has not effected any transactions in the Common Stock during the past sixty (60) days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 5, 1999

                                                     /s/ Todd P. Robinson
                                                     --------------------
                                                     Todd P. Robinson